UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

14 August 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rocky Mountain Chocolate Factory, Inc.

File No. 0-14749 – CF# 28611

       Rocky Mountain Chocolate Factory, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 13, 2012.

       Based on representations by Rocky Mountain Chocolate Factory, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through April 27, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel